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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 333-54370

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The following article was distributed to CBOT members on February 6, 2001 and is currently available on the CBOT's intranet sites, MemberNet, TradeTalk and OnBoard.

CBOT Annual Meeting Set for Feb. 22 at 2:30 p.m., Mansfield Room

Annual Meeting Live Broadcast on MemberNet

The Chicago Board of Trade's Annual Meeting for the membership will be held Thursday, February 22, 2001, at 2:30 p.m. in the Mansfield Room. All members are invited and encouraged to attend.

If you can't attend the Annual Meeting the proceedings will be broadcast live via MemberNet at http://membernet.cbot.com. The link will be "live" Thursday, February 22, a minute or two before the 2:30 p.m. starting time. If you have problems using RealAudio to hear the broadcast call 312-347-5600.

If you can't attend or listen to the live broadcast on MemberNet, the Annual Meeting proceedings will be archived and rebroadcast on MemberNet.

The Annual Meeting will feature a talk by exchange Chairman Nickolas J. Neubauer, to be followed by a Question/Answer session for those attending and for members calling in via teleconference hookup at 800-860-2442.

Members also are invited to submit questions on major exchange issues for discussion at the Annual Meeting. A form for this purpose is at the end of this notice. Members also may e-mail their Annual Meeting questions c/o the Secretary's Office at pdra76@cbot.com.

The CBOT 2000 Financial Report-We currently expect to file an amendment to our Registration Statement on Form S-4 in approximately the next four to eight weeks, which will incorporate the Exchange's audited financial statements for fiscal year 2000. Accordingly, we will not be presenting a financial report covering fiscal year 2000 at the Annual Meeting.

Form for Submission of Question for Discussion at the Annual Meeting

To: The Secretary's Office
Chicago Board of Trade
141 West Jackson Blvd., Suite 600
Chicago, Ill. 60604

The following is my question for consideration at the February 22 CBOT Annual
Meeting:

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Submitted by:

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While the Board of Trade of the City of Chicago, Inc.(CBOT) has filed a
Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.